SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549



                           FORM 11-K



          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934


          For the Fiscal Year Ended December 31, 1993



A. Full title of the plan and the address of the plan, if different from that of the issuer below:




                  COMPAQ COMPUTER CORPORATION

                        INVESTMENT PLAN




B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:




                  COMPAQ COMPUTER CORPORATION



              20555 SH 249, Houston, Texas 77070
                        (713) 370-0670

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          COMPAQ COMPUTER CORPORATION INVESTMENT PLAN
  INDEX TO FINANCIAL STATEMENTS, ADDITIONAL INFORMATION, AND
                           EXHIBITS



The following plan financial statements, schedules, and reports have been prepared in accordance with the financial reporting requirements of ERISA, and have been filed in paper format under cover of Form SE. The page numbers listed refer to the paper document.



                                                                    Page
                                                                    ----

Report of Independent Accountants                                     3

Financial Statements:

  Statements of Net Assets Available for Plan Benefits
    at December 31, 1993 and 1992                                     4

  Statement of Changes in Net Assets Available for Plan Benefits
    for the Year Ended December 31, 1993                              5

Notes to Financial Statements                                        6-11

Additional Information:

  Plan Assets Held for Investment
    at December 31, 1993                                              12

  Reportable Transactions for the
    Year Ended December 31, 1993                                      13

Exhibits:

    (1)  Consent of Independent Accountants                           16

                          SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                          COMPAQ COMPUTER CORPORATION
                          INVESTMENT PLAN



Date: June 28, 1994       By:  /s/ David J. Schempf
                               ----------------------
                               David J. Schempf
                               Vice President, Corporate Finance,
                               Corporate Controller and Treasurer
                               Compaq Computer Corporation
                               Authorized Member of the Administrative
                               Committee